

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

<u>Via E-mail</u>
Ronald W. Fleming
Chief Financial Officer
AdCare Health Systems, Inc.
1145 Hembree Road
Roswell, GA 30076

  Re: AdCare Health Systems, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed August 15, 2014
    File No. 001-33135

Dear Mr. Fleming:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Celeste M. Murphy for

      Larry Spirgel
      Assistant Director

cc: <u>Via E-mail</u>
  Lori A. Gelchion
  Rogers & Hardin LLP